S 13012070 ON

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

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SEC FILE NUMBER
8- 52203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOSEPH GRACE HOLDINGS, INC

OFFICIAL USE ONLY

FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

44 Wall Street 12th Fl
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Tucker
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – if individual, state last, first, middle name)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 30 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Tucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Grace Holdings, Inc, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

RANDI SCHERMAN
Notary Public, State of New York
No. 02SC6274312
Qualified in Kings County
Commission Expires January 7, 20 17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3).*

JOSEPH GRACE HOLDINGS, INC

AUDITED FINANCIAL STATEMENT

DECEMBER 31, 2012

JOSEPH GRACE HOLDINGS, INC

REPORT PURSUANT TO RULE 17 a-5(d)

DECEMBER 31, 2012

JOSEPH GRACE HOLDINGS, INC
DECEMBER 31, 2012

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 19, 2013

Board of Directors
Joseph Grace Holdings, Inc.
44 Wall Street 12th Floor
New Yrok , NY 10005

I have audited the accompanying balance sheet of Joseph Grace Holdings, Inc. , as of December 31, 2012, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Joseph Grace Holdings, Inc. as of December 31, 2012, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA

JOSEPH GRACE HOLDINGS, INC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

ASSETS		
CASH IN BANK	$	2,648
ACCOUNTS RECEIVABLE		934,563
SECURITY DEPOSIT		5,650
RELATED PARTY ACCOUNTS RECEIVABLE		1,211,233
TOTAL ASSETS	**$**	**2,154,094**

LIABILITIES AND STCKHOLDER'S EQUITY

CURRENT LIABILITIES		
ACCRUED LIABILITIES		549,047
TOTAL LIABILITIES		549,047
STOCKHOLDERS'S EQUITY		
1,500 SHARE AUTHORIZED, 1,500 SHARES ISSUED ANDOUTSTANDING		
PAID IN EXCESS		561,915
RETAINED IN EARNINGS		1,043,132
TOTAL STOCKHOLDER'S EQUITY		1,605,047
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**2,154,094**

The notes are an integral part of the financial statements

JOSEPH GRACE HOLDINGS, INC
STATEMENT OF INCOME
FOR YEAR ENDED DECEMBER 31, 2012

	12 MONTHS ENDED DECEMBER 31, 2012
REVENUES	
COMMISSIONS EARNED	$ 157,455
AGENT SOLICITATION FEES	1,705,662
CONSULTING INCOME	64,500
INVESTMENT INCOME	2,082,106
OTHER INCOME	(1,841)
TOTAL REVENUE	4,007,881
OPERATING EXPENSES	
FLOOR BROKERAGE, EXCHANGE	1,629,427
COMMUNICATION AND DATA PROCESSING	32,201
OCCUPANCY	43,384
OTHER EXPENSES	92,026
PROFESSIONAL FEES	1,745,702
EMPLOYEE COMPENSATION AND BENEFITS	117,323
REGULATORY FEES	14,026
TRAVEL, MEALS AND ENTERTAINMENT	22,546
TOTAL OPERATING EXPENSES	3,696,635
OPERATING INCOME (LOSS)	311,246
OTHER INCOME	
INTEREST INCOME	(84)
TOTAL OTHER INCOME (LOSS)	(84)
PROVISION FOR INCOME TAX	
NET INCOME	$ 311,162

The notes are an integral part of the financial statements

JOSEPH GRACE
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	COMMON STOCK	ADDITIONAL PAID-IN-CAPITAL	RETAINED EARNIONGS	TOTAL STOCKHOLDER'S EQUITY
BALANCE AT JANUARY1, 2012	$ -	$ 561,915	$ 1,447,475	$ 2,009,390
NET INCOME	-	-	311,162	$ 311,162
LESS: DEEMED STOCKHOLDER'S DISTRIBUTIONS	-	-	(715,505)	$ (715,505)
	-	-	-	-
BALANCE AT DECEMBER 31, 2012	$ -	$ 561,915	$ 1,043,132	$ 1,605,047

The notes an are integral part of the financial statements.

JOSEPH GRACE HOLDINGS, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITES	
NET INCOME	311,162
Adjustments to reconcile Net Income to net Cash provided by (used in) operating activities	
Decrease (Increase) in Operating Activities	
Accounts Receivable	1,332,412
Other	(1,205,233)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	
Accrued Liabilities	275,788
Total Adjustments	402,967
Net Cash Used In Operating Activities	714,129
CASH FLOWS FROM FINANCING ACTIVITIES	
Deemed Shareholder Distributions	(715,505)
NET DECREASE IN CASH	(1,376)
CASH AND CASH EQUIVALENTS AT BEGINNING BEGINNING OF PERIOD	4,024
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 2,648**

The notes are an integral part of the financial statements

JOSEPH GRACE HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2012

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Joseph Grace Holdings, Inc., (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company primarily trades for its own account, provides institutional and retail execution services and financial and operational consulting to other registered broker-dealers.

Description of Business

The Company, located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services rendered.

JOSEPH GRACE HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2012

Income taxes

The .Company has elected under Subchapter S of the Internal Revenue Code, to not be considered a taxable entity for federal income tax purposes. The state under which the Company is incorporated has similar provisions. Each shareholder is liable for the taxes on their share of the Company's profit or loss. However, the Company is subject to the New York State franchise taxes and New York City General Corporation tax. A provision for these taxes is reflected in the financial statement. The Company has determined that there are no uncertain tax positions which require adjustments or disclosure on the financial statements. The tax year that remain subject to examination by taxing authorities are 2008, 2009 and 2010.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2012, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

The Company has a cancelable operating lease on its New York Office space. As part of the lease, the Company pays for its share of telephone usage and other sundry services, as invoices by the building owner. The Company is on a yearly commitment and until either party notifies the other party of its intent to terminate the agreement, minimum future lease payments of this lease is approximately $44,025 for the years ending after December 31, 2012.

NOTE E – RENT

The amount of rent for the year December 31, 2012 was $43,384.01

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2013, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTARY INFORMATION

JOSEPH GRACE HOLDINGS, INC
SUPLPLEMENTAL SCHEDULES REQUIRED BY RULE 17A-5
AS OF DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

TOTAL STOCKHOLDER'S EQUITY:		$ 1,605,047
NONALLOWABLE ASSETS:		
OTHER ASSETS	1,219,719	
PROPERTY AND EQUIPMENT	-	
ACCOUNTS RECEIVABLE - OTHER	27,695	(1,247,414)
HAIRCUTS	7,878	(7,878)
NET CAPITAL		$ 349,755
Aggregate Indebtedness		$ 549,047
Computation of Net Capital Requirements		
Minimum dollar net capital requirement of reporting broker or dealer		$ 100,000
Excess net capital		$ 249,755
Percentage of aggregate indebtedness to net capital		156,98%

See account audit report

JOSEPH GRACE HOLDINGS, INC
SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17A-5
AS OF DECEMBER 31, 2012

EXEMPTIVE PROVISIONS RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2012

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 25, 2013

Board of Directors
Joseph Grace Holdings, Inc.
44 Wall Street
12th Floor
New York, NY 10005

In planning and performing my audit of the financial statements and supplemental schedules of Joseph Grace Holdings, Inc. for the year ended December 31, 2012, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no condition that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENEDED DECEMBER 31, 2012

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Joseph Grace Holdings, Inc.
44 Wall Street 12th Floor
New York, NY 10005

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2012 to December 31 , 2012, which were agreed to by Joseph Grace Holdings, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Silicon Valley Securities, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Joseph Grace Holdings, Inc.'s management is responsible for Joseph Grace Holdings, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7T with the respective cash disbursements record entries, including checks in the amount of $5,148.85.

2. Compared audited Total Revenue for the period of January 01, 2012 through the December 31, 2012 (fiscal year-end) with the amounts reported on Form SIPC-7T for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7T with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. According to our findings, Joseph Grace Holdings, Inc.. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 25, 2013

From: (212) 464-2280
Silvia Basilotta
Joseph Grace Holdings Inc.
44 Wall Street

New York, NY 10005

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